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                             November 13, 2020

       Thomas Healy
       Chief Executive Officer
       Hyliion Holdings Corp.
       1202 BMC Drive
       Suite 100
       Cedar Park, Texas 78613

                                                        Re: Hyliion Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 23,
2020
                                                            File No. 333-249649

       Dear Mr. Healy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that you are registering the primary issuance of up to 875,000 shares of Common
                                                        Stock that are issuable
upon the exercise of 875,000 Forward Purchase Warrants. Please note that a transaction
that commenced privately cannot be converted to a registered offering. Please advise
us of the exercise provisions of the warrants referenced above. If you do not believe the
warrants were immediately exercisable (i.e., within one year) when issued privately,
please explain why. Refer to Securities Act Sections Compliance and
                                                        Disclosure
Interpretations Questions 103.04 and 134.02.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Thomas Healy
Hyliion Holdings Corp.
November 13, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram,
Legal Branch Chief, at 202-551-3397 with any questions.



FirstName LastNameThomas Healy                             Sincerely,
Comapany NameHyliion Holdings Corp.
                                                           Division of
Corporation Finance
November 13, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName